I.     General Identifying Information

1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above)

     [  ]     Merger
     [ X ]Liquidation
     [  ]     Abandonment of Registration
     [  ]     Election of status as a Business Development Company

2.Name of fund:      Sentry Variable Account I

3.Securities and Exchange Commission File No. 811-03901

4.Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

     [ X ]     Initial Application          [ ]      Amendment

5.Address of Principle Executive Office
(include No. & Street, City, State, Zip Code):

220 Salina Meadows Parkway, Suite 255     Syracuse, NY 13212

6.Name address, and telephone number of individual the Commission staff should contact with any questions regarding this form:

     Wendy Whitrock
     1800 North Point Drive
     Stevens Point, WI 54481
     Phone:     715-346-6383

7.Name, address, and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under Act [17 CFR 270.31a-1, 31a-2]:

     Wendy Whitrock
     1800 North Point Drive
     Stevens Point, WI 54481
     Phone:     715-346-6383

Note: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.     Classification of fund (check only one):

     [ ]     Management company;

     [ X ]Unit Investment trust; or

     [ ]     Face-amount certificate company

9.Sub classification if the fund is a management company (check only one):

     [ ]     Open-end          [ ]      Closed-end

10.State law under which the fund was organized or formed (e.g. Delaware, Massachussetts): New York

11.Provide the name and address of each investment advisor of the fund (including sub-advisors) during the last five years, even if the fund's contracts with those advisors have been terminated:
The fund invested solely in mutual funds from the following:

     T. Rowe Price                    Janus Capital Group Inc.
     100 East Pratt Street          151 Detroit Street
     Baltimore, MD 21202               Denver, CO 80206


12.Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated.
This is not applicable as the fund ceased sales of variable life and annuity policies in December 2014

13. If the fund is a unit investment trust (UIT) provide:

a.     Depositor's name(s) and address(es):
     Sentry Life Insurance Company of New York
     1800 North Point Drive
     Stevens Point, WI 54481
b.     Trustee's name(s) and address(es):
     Sentry Life Insurance Company of New York
     1800 North Point Drive
     Stevens Point, WI 54481

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g. an insurance company separate account)?
     Yes, the Sentry Variable Account I is a UIT.

15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation,or Abandonment of Registration?

If yes, state the date on which the board vote took place:

If No, explain:

(b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation, or Abandonment of Registration?

[  ]     Yes          [ X ]     No

If Yes, state the date the shareholder vote took place:

If No, explain: The separate account has been closed to new policyholders since 2004 as a result of Sentry Life Insurance Company of New York closing its variable annuity business. Furthermore, as of April 2015 there are no remaining assets in the separate account. The separate account was liquidated over time at the direction of the policyholders who voluntarily withdrew their funds.

II.     Distribution of Shareholders

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

     [ ]      Yes          [ X ]     No
a)If Yes, list the date(s) on which the fund made those distributions:

b)Were the distributions made on the basis of net assets?
     [ ]     Yes          [ ]      No
c)Were the distributions made pro rata based on share ownership?
[ ]     Yes          [ ]      No
d)If No, to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:


e)     Liquidation only:
Were any distributions to shareholders made in kind?
[ ]     Yes          [ X ]     No
If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.Close-end funds only:
     Has the fund issued senior securities?
          [ ]      Yes          [ ]     No
If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

18.Has the fund distributed all of its assets to the fund's shareholders?
          [ X ]     Yes          [ ]     No
          If No,
(a)How many shareholders does the fund have as of the date this form is filed?
(b)Describe the relationship of each remaining shareholder to the fund?

19.Are there any shareholders who have not yet received distributions in complete liquidation of their interests?
     [ ]     Yes          [ X ]     No
If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.     Assets and Liabilities

20.Does the fund have any assets as of the date this form is filed?
     [ ]      Yes          [ X ]     No
     If Yes,
(a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:
(b) Why has the fund retained the remaining assets?
(c) Will the remaining assets be invested in securities?
          [ ]      Yes          [  ]      No
21. Does the fund have any outstanding debts (other than face amount certificates if the fund is a face amount certificate company) or any other liabilities?
          [ ]      Yes          [ X ]     No
          If Yes,
(a)Describe the type and amount of each debt or other liability:
(b)How does the fund intend to pay these outstanding debts or other liabilities?

IV.     Information about Event(s) Leading to Request for Deregistration

22.(a) List the expenses incurred in connection with the Merger or Liquidation:
          (i)      Legal expenses;
          (ii)     Accounting expenses;
          (iii)     Other expenses (list and identify separately);
          (iv)     Total expenses (sum of lines (i) - (iii) above);
   (b) How were those expenses allocated?
   (c) Who paid those expenses?
   (d) How did the fund pay for unauthorized expenses (if any)?

23.Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?
          [ ]     Yes               [ X ]     No
     If Yes, cite the release numbers of the Commission's notice and order, or if no notices or order has been issued, the file number and date the application was filed:

V.     Conclusion of Fund Business

24. Is the fund a party to any litigation or administrative proceeding?
          [ ]      Yes               [ X ]     No
If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged or intending to engage, in any business activities other than those necessary for winding up its affairs?
          [ ]     Yes               [ X ]     No
     If Yes, describe the nature and extent of those activities:

VI.     Mergers Only

26.  (a)  State the name of the fund surviving the Merger:
     (b) State the Investment Company Act file number of the fund surviving the Merger 811-
     (c) If the merger reorganization agreement has been filed with the Commission,state the file number(s), form type used and date the agreement was filed:
     (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERFICATION
The undersigned states that (i) he or she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Sentry Variable Account I, (ii) her or she is the _ Compliance Officer of Sentry Variable Account I, and (iii) all actions by shareholders, directors and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his or her knowledge, information and belief.


s/ Wendy S. Whitrock
(Signature)